1-15014

02045044

P.E. 6-26-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the report dated ***June 26, 2002***

Sun Life Financial Services of Canada Inc. (the "Company")
(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F Form 40-F *X*

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No *X*

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- *N/A*

The following documents are attached:

1. A Press Release issued by the Company on June 26, 2002.

SUN LIFE FINANCIAL ANNOUNCES CHANGES TO BOARD OF DIRECTORS

(TORONTO, June 26, 2002) - The Board of Directors of Sun Life Financial Services of Canada Inc. (NYSE, TSX: "SLC") today announced that the following new directors were elected at the Annual Meetings of Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada:

- Robert M. Astley, FSA, FCIA - President, Sun Life Financial Canada
- David A. Ganong - President, Ganong Bros., Limited
- Germaine Gibara, CFA - President, Avvio Management Inc.
- Krystyna T. Hoeg, CA - President and Chief Executive Officer, Corby Distilleries Limited
- Idalene F. Kesner - Frank P. Popoff Chair of Strategic Management, Kelley School of Business, Indiana University
- C. James Prieur, CFA - President and Chief Operating Officer

The Honourable Donald S. Macdonald P.C., C.C. and Dian N. Cohen C.M., LLD. retired from the Board of Directors at the Annual Meeting. Mr. Macdonald served as a director for 11 years, and Ms. Cohen served as a director for six years.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1871, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2002, the Sun Life Financial group of companies has pro forma assets under management of CDN$409 billion, inclusive of assets under management by Clarica.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLC".

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Media contacts:

John Vincic
416-979-6070

Francine Cléroux
514-866-2561

Investor relations contact:

Thomas Rice
416-204-8163

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc.
(Registrant)

Date: June 26, 2002

By: ______________________
Thomas A. Bogart
Executive Vice-President and Chief Legal Officer

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